FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

January 7, 2009.

ITEM 3:	News Releases

A news release was issued on January 7, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange and the TSX Venture Exchange.

ITEM 4:	Summary of Material Change

The Company announced that it has entered into a Letter Agreement with Target Exploration and Mining Corp. (TSX.V:TEM) (“Target”) to combine their businesses.

ITEM 5:	Full Description of Material Change

The Company and Target have entered into a Letter Agreement to combine their businesses to create a well-funded, low-cost, growth-oriented, uranium exploration and development company with a defined timeline to production in one of the most mining friendly jurisdictions in North America.

The two companies have agreed to combine on the basis of 1.2 common shares of Crosshair being issued for each outstanding share of Target. Crosshair will issue approximately 14.6 million common shares. The Boards of Directors of Target and Crosshair have approved the terms of the transaction which remains subject to regulatory approval for both companies, approval of 66 2/3% of the shares of Target voted at a shareholders’ meeting, court approval and other conditions customary for a transaction of this nature.

Target and Crosshair believe this combination will improve shareholder value and realize significant benefits including:

The addition of the Target Bootheel Project compliments and diversifies Crosshair’s uranium asset base beyond the Central Mineral Belt of Labrador.

Completion of a National Instrument 43-101 resource estimate and completion of the 75% earn-in on the Bootheel Project in calendar year 2009.

The reduction and elimination of duplicate costs through operational and administrative synergies.

Combined management team with complementary experience and a proven track record supported by a seasoned and experienced board of directors.

Enhanced market exposure for Target’s shareholders through access to Crosshair’s TSX and NYSE Alternext US listings.

Target’s Bootheel Project Highlights:

Hosts 11 million pounds U3O8 historical resource. (1)
Located in Wyoming, a uranium producing region.

  The uranium has the potential to be mined using in-situ recovery (ISR) mining methods, which are more environmentally friendly and less capital intensive than conventional mining methods and require much less uranium (approximately 5 million pounds is the mining threshold for ISR in Wyoming) to go into production. (2)

An approximate 4-5 year timeline to production. (2)

(1)

These historical resources for Target were reported by Nuclear Assurance Corporation in 1982 and are historical in nature. The categories of mineralization used are not those prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum and stipulated in NI 43-101 but would correspond to indicated and inferred resources under those guidelines. As was industry standard for reporting in the 1980s, tonnages are not provided in the original data. Average grades range from 0.037% eU3O8 to 0.078% eU3O8. The data are reported using a minimum grade of 0.02% eU3O8 and a grade times thickness (GT) of 0.12. For further details, please refer to Target News Release dated February 5, 2008 and the Technical Report filed on SEDAR on July 27, 2007. Investors are cautioned that Target has not completed sufficient exploration to verify the data and the historical estimates should not be relied upon. A 50,000 m drill program was completed in 2008 and a NI 43-101 resource estimation is slated for completion during the first quarter of 2009.

(2)	A feasibility study has not been completed and there is no certainty the proposed operations will be economically viable.

Highlights of the transaction include:

Crosshair to issue approximately 14.6 million shares in exchange for 100% of the outstanding Target shares representing 15.4% of Crosshair’s shares outstanding.

Target warrants and options will be exercisable into Crosshair shares at the 1.2 exchange ratio.

Crosshair to provide bridge financing to Target in the form of a secured promissory note for permitted uses with interest accruing at 7% and maturity one year following date monies first advanced.

The transaction must be approved by not less than 66 2/3% of the shares of Target voted at a shareholder’s meeting being in favour of the transaction.
Holders of no more than 5% of Target’s outstanding shares will have exercised dissent rights.
Completion of the transaction is expected prior to March 29, 2009.

It is anticipated that the transaction will be carried out by way of statutory plan of arrangement of Target whereby Crosshair would acquire all of the issued shares of Target and Target would become a wholly-owned subsidiary of Crosshair (the “Arrangement”). Full details of the offer will be included in the formal Arrangement Agreement and Management Information Circular to be filed with the regulatory authorities and mailed to Target shareholders in accordance with applicable securities laws and is subject to certain customary conditions, including receipt of all necessary court and shareholder approvals. It is anticipated that a special meeting of shareholders of Target (the "Meeting") will be held at a time yet to be determined to approve the proposed transaction.

On completion of the transaction, Mark J. Morabito will become Chief Executive Officer of the combined company and Stewart Wallis will become President of the combined company. Currently, of the eight member Board of Directors of Crosshair and the six member Board of Directors of Target, Mark J. Morabito and Jay Sujir, sit on the Boards of both companies.

Crosshair has engaged Anfield Sujir Kennedy and Durno as its legal advisor in respect of this transaction. Target has engaged Bolder Investment Partners to provide a fairness opinion in respect of the proposed transaction and Blake, Cassels & Graydon LLP as its legal advisor in respect of this transaction

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None

ITEM 8:	Executive Officer

Sheila Paine
Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

January 12, 2009.